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Exhibit 12.1

HORMEL FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended Last Saturday of October
	2001		2000		1999		1998*		1997
Earnings Before Income Taxes(1)	285,014		264,381		251,473		217,336		170,861
Fixed Charges(1):
Interest on Indebtedness	27,953		14,906		13,746		13,692		15,043
Interest Factor of Rental Expense	6,576		5,366		4,937		4,971		5,100

Total Fixed Charges	34,529		20,272		18,683		18,663		20,143
Total Available Earnings	319,543		284,653		270,156		235,999		191,004

Ratio of Earnings to Fixed Charges	9.3	x	14.0	x	14.5	x	12.6	x	9.5	x

(1)
As defined in Item 503(d) of Regulations S-K.
*
1998 results include a gain of $28.4 million from the sale of our gelatin plant located in Davenport, Iowa.

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HORMEL FOODS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)